EXHIBIT 14.1

NEWPARK RESOURCES, INC.

CODE OF ETHICS FOR

SENIOR OFFICERS AND DIRECTORS

This Code of Ethics (“Code”) applies to the Newpark Resources, Inc. (“Company”) Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and the other senior officers of the Company (collectively, the “Officers”), and to members of the Board of Directors of the Company (the “Directors”).

This Code supplements the Company’s Corporate Compliance and Business Ethics Manual.

The Company has adopted a Corporate Compliance and Business Ethics Manual (the “Ethics Manual”) applicable to all employees of the Company including the Officers. The Officers are bound by the provisions set forth in the Ethics Manual relating to, among other topics, ethical business conduct, conflicts of interest, and compliance with law. The provisions of this Code set forth the policies and procedures as they apply to the Directors and supplement, but do not replace, the policies and procedures set forth in the Ethics Manual that apply to the Officers. However, in the event that any policy or procedure of the Company conflicts with the Code, you must comply with the Code.

The Code is subject to all applicable law.

Nothing in this Code is intended to require any action contrary to law. In the event that the Code conflicts with any law, you must comply with the law. Nothing in the Code is intended or will be considered (1) to amend the charter or bylaws, as may be amended and restated from time to time, of the Company, (2) to change the legal duties imposed upon officers or directors under state, federal and other applicable statutes, rules and regulations, (3) to expand the liabilities of officers or directors beyond applicable law, or (4) to affect any rights available to officers under state and other applicable law or the Company’s charter and bylaws.

The Code may be amended, modified or waived from time to time.

This Code may be amended, modified or waived by the Board of Directors of the Company. Waivers may also be granted by a committee of the Board of Directors. Any amendments, modifications or waivers of the Code will be promptly disclosed in accordance with applicable securities laws and the applicable rules of the New York Stock Exchange. This disclosure requirement also applies to any de facto waiver, where an Officer or Director violates the Code, but is not subjected to any internal sanctions.

You should consult the appropriate persons if you have any questions about the Code.

Any questions regarding the Code should be directed to the General Counsel or the Board of Directors of the Company.

1.	Honest and Ethical Conduct

Each Officer and Director must demonstrate honest and ethical dealing in fulfilling his or her duties, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships in accordance with Company policies.

2.	Conflicts of Interest

The Company’s Officers and Directors, and members of their immediate families, must avoid activities, associations and personal or family interests that conflict, or appear to conflict, with the interests of the Company as a whole.

A “conflict of interest” occurs when an individual’s real or perceived private interest interferes in any way with the interests of the Company. A conflict of interest can arise when:

•	an Officer or Director takes actions or has interests that may make it difficult for such individual to perform his or her work or responsibilities on behalf of the Company objectively and effectively;

•	an Officer or Director, or a member of his or her family, receives improper personal benefits as a result of his or her position with the Company; or

•	the Officer or Director has other duties, loyalties, responsibilities or obligations that are, or may be viewed as being, inconsistent with the Company.

Conflicts of interest can arise when an individual’s position or responsibilities with the Company present an opportunity for gain apart from his or her normal compensation received from the Company. They can also arise when an individual’s personal or family interests are, or may be viewed as being, inconsistent with those of the Company and therefore as creating conflicting loyalties. Such conflicting loyalties can cause an Officer or Director to give preference to such personal interests, either internally or externally, in situations where Company responsibilities come first.

Conflicts of interest are prohibited as a matter of Company policy. Each Officer and Director should manage his or her personal or business affairs to avoid conflicts of interest or even the appearance of a conflict of interest. Conflicts of interest may not always be easily recognized or identified. While the following will provide certain examples, if a question arises, an Officer or Director should consult with the General Counsel.

•	No Officer may work, including as a consultant or a board member, simultaneously for the Company and any competitor, customer or supplier of the Company. Officers are encouraged to avoid any direct or indirect business connections with the Company’s competitors, customers or suppliers, except on behalf of the Company.

•	An Officer and Director should not handle any transaction that is or could be viewed as a conflict of interest because of a material connection with the individual or company involved. Personal interests that might affect, directly or indirectly, the proper exercise of judgment should be avoided.

•	No Officer or Director should participate in a business decision with respect to an entity that is a material competitor of the Company in which his or her family member is an employee or has a significant financial interest.

•	Officers and Directors and their family members are prohibited from accepting any personal loans from the Company or allowing the Company to guarantee any of their personal obligations, except as may be permitted and accurately disclosed under applicable law.

An Officer or Director must disclose to the Company any conflicts of interest, including any material transaction or relationship involving a potential conflict of interest, in accordance with any procedures adopted by the Company. In the absence of any formal procedures, an Officer or Director should communicate directly to the General Counsel, the Audit Committee, or the Board of Directors if the Officer or Director becomes aware of a conflict of interest or a potential conflict.

3.	Corporate Opportunities

No Officer or Director shall take personal advantage or obtain personal gain from an opportunity learned of or discovered during the course and scope of his or her employment or relationship with the Company when that opportunity or discovery could be of benefit or interest to the Company. Any such opportunity or discovery shall first be presented to the Company before being pursued in an individual capacity. Likewise, no Officer or Director should use Company property, information or position for personal gain.

4.	Confidential Information

In carrying out the Company’s business, Officers and Directors will obtain confidential information about the Company, its customers, operations, business prospects and opportunities. All Officers and Directors must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information includes, among other things, any non-public information concerning the Company, including its businesses, financial performance, results or prospects, and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed. No Officer or Director may use any confidential or proprietary information of the Company to further his or her personal interests, to make a personal profit or for any other personal purpose.

5.	Fair Dealing

The Company, its Officers and Directors are expected to conduct their affairs with each other and with clients, vendors and other third parties with honesty and integrity and without taking unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation or any other practice of unfair dealing.

6.	Full and Accurate Disclosure

It is of critical importance that the Company’s public filings and disclosures be accurate and timely. Each Officer is responsible for ensuring full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company. Accordingly, the Officers are expected to exercise the highest standard of care in preparing such materials and to promptly bring to the attention of the Board of Directors of the Company any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings and otherwise assist the appropriate members of senior management in fulfilling their responsibilities as specified in the Company’s policies relating to financial reporting and disclosure and internal control over financial reporting. Each Officer must review each report required to be filed by the Company with the SEC before it is filed. In addition, the Chief Executive Officer and Chief Financial Officer must review the matters to be certified in each SEC report before making the required certifications.

Each Officer and Director is prohibited from taking any action to improperly influence, coerce, manipulate or mislead the Company’s internal or outside auditors or to prevent such persons from performing a diligent audit of the Company’s financial statements.

Each Officer shall promptly bring to the attention of the Audit Committee of the Board of Directors any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data, or (ii) any fraud, whether or not material, that involves the management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

7.	Compliance with Laws, Rules and Regulations (including insider trading laws)

The activities of the Company and each Officer and Director are expected to be in full compliance with the letter and spirit of all applicable laws, rules and regulations. Each Officer is required to comply with all applicable governmental laws, rules and regulations, including, without limitation, all “insider trading” laws and disclosure obligations applicable to the Company and its executive officers, which are the subject of separate policy statements previously adopted by the Company. Each Director is required to comply with the governmental laws, rules and regulations applicable to each such individual in their position as a Director, including, without limitation, all “insider trading” laws and disclosure obligations applicable to the Company’s Directors, which are the subject of separate policy statements previously adopted by the Company. Any such person who fails to comply with applicable laws will be subject to disciplinary measures including dismissal or, for Directors, exclusion from the Board’s nominees for re-election.

8.	Protection and Proper Use of Company Assets

The Company acquires assets to promote its business affairs. Each Officer and Director has a duty to protect the Company’s assets and to take all reasonable steps to ensure their appropriate use. Assets include all of the Company’s financial assets, real estate assets, other tangible property and confidential information. The use of Company assets, whether for personal gain or not, for any unlawful or improper purpose is strictly prohibited.

To ensure the protection and proper use of the Company’s assets, each Officer and Director should:

•	exercise reasonable care to prevent theft, damage or misuse of Company property;

•	promptly report the actual or suspected theft, damage or misuse of Company property to the General Counsel;

•	safeguard all electronic programs, data, communications and written materials from unauthorized access by others; and

•	use Company property only for legitimate business purposes, as authorized in connection with his or her responsibilities to the Company, or as otherwise authorized by the Company.

9.	Reporting of Illegal or Unethical Behavior

Any Officer or Director who believes that (1) violations of this Code or other illegal or unethical conduct by employees, Officers or Directors of the Company have occurred or may occur or (2) the Company’s financial disclosures are misleading as a result of accounting or auditing irregularities, must promptly contact the General Counsel or the Board of Directors of the Company. If these concerns require confidentiality, such as providing anonymity for the source of information, the Officer or Director will make every effort to maintain such confidentiality, subject to applicable law, regulations or legal proceedings.

No Officer or Director will engage in or permit retaliation against individuals who submit reports through proper procedures, in good faith, of actual or suspected violations of this Code, other illegal or unethical conduct, or accounting and auditing irregularities.

10.	Accountability for Adherence to this Code

Each Officer and Director is responsible for adhering to this Code. Any Officer who violates this Code will be subject to appropriate disciplinary action. The Company will also take disciplinary action against any Officer who retaliates directly or indirectly against any employee, officer or manager who reports actual or suspected violations of this Code.

NEWPARK RESOURCES, INC.

Acknowledgment of Receipt of

Code of Ethics for Senior Officers and Directors

I hereby acknowledge receipt of a copy of the “Code of Ethics for Senior Officers and Directors” of Newpark Resources, Inc. (the “Company”), which applies to my professional and personal dealings with the Company. By executing this Acknowledgment, I acknowledge that I have read and understand the Company’s Code of Ethics for Senior Officers and Directors and agree to be bound by all provisions therein. I further acknowledge that I am now, and at all relevant times have been, in compliance with its provisions.

Acknowledged and Agreed:

(Signature) (Date)

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